CLIFTON STAR RESOURCES RELEASES COMPLETE DRILL RESULTS FOR 2009

Clifton Star Resources Inc. has released the results for all drill holes on its gold properties along the Porcupine-Destor fault near Duparquet, Que. "This is turning out to be a very productive year for the company," says Fred Archibald, PEng, vice-president of exploration. "Not only have we extended the syenite porphyry complex consisting of the Beattie, Donchester, Central Duparquet and Dumico to about 4,500 metres, and exposed five major vein structures, but recent extended sampling of existing core strongly indicate that gold values are disseminated between the vein structures thus introducing the possibility of large-scale open-pit potential." A following news release will explore the significance of this occurrence and how it is impacting the National Instrument 43-101 resource calculation being conducted by Roscoe-Postle. Also, answers to the tailings analysis and the Duquesne resource calculation by Genivar will be revealed in the next news release.

Beattie

B09-01 South zone   1423 m east   2.66 grams per tonne gold over 7.0 metres (105.0-112.0 metres)

B09-02 North zone   1382 m east   1.91 grams per tonne gold over 18.30 metres (226.70-245.0 metres)

B09-03 North zone   1419 m east   2.10 grams per tonne gold over 15.75 metres (243.35-259.10 metres)

B09-05 North zone   1422 m east   3.04 grams per tonne gold over 4.90 metres (490.80-495.70 metres)

B09-06 South zone   1360 m east   4.60 grams per tonne gold over 3.0 metres (20.0-23.0 metres)

                                  6.0 grams per tonne gold over 3.20 metres (66.0-69.20 metres)

B09-10 RW zone       110 m east   4.72 grams per tonne gold over 10.50 metres (30.0-40.50 metres)

B09-11 RW zone       826 m east   1.57 grams per tonne gold over 16.0 metres (415.80-431.80 metres)

B09-12 North zone    766 m east   2.98 grams per tonne gold over 6.0 metres (393.0-399.0 metres)

B09-13 RW zone       874 m east   1.53 grams per tonne gold over 4.0 metres (16.0-21.50 metres)

B09-14 South zone    918 m east   7.23 grams per tonne gold over 6.0 metres (94.0-100.0 metres)

B09-16 South zone   1327 m east   2.62 grams per tonne gold over 7.0 metres (332.0-339.0 metres)

B09-18 North zone   1371 m east   2.0 grams per tonne gold over 6.0 metres (411.0-417.0 metres)

B09-21 South zone   1024 m east   4.44 grams per tonne gold over 8.0 metres (45.0-53.0 metres)

                                  2.30 grams per tonne gold over 4.0 metres (147.0-151.0 metres)

B09-22 South zone   1074 m east   3.0 grams per tonne gold over 5.60 metres (55.40-61.0 metres)

                                  1.44 grams per tonne gold over 11.0 metres (65.0-76.0 metres)

B09-23 South zone   1130 m east   2.10 grams per tonne gold over 3.50 metres (70.60-74.10 metres)

B09-24 North zone   1317 m east   1.91 grams per tonne gold over 6.85 metres (214.0-220.85 metres)

                                  1.15 grams per tonne gold over 11.45 metres (385.60-427.0 metres)

B09-25 South zone   1138 m east   11.19 grams per tonne gold over 4.50 metres (406.0-410.50 metres)

                                  1.42 grams per tonne gold over 9.50 metres (472.0-481.50 metres)

B09-27 North zone   1259 m east   7.24 grams per tonne gold over 4.90 metres (451.50-456.40 metres)

B09-30 North zone    819 m east   3.29 grams per tonne gold over 3.90 metres (118.70-122.70 metres)

B09-31 North zone    878 m east   1.74 grams per tonne gold over 27.0 metres (320.0-347.0 metres)

B09-32 RW zone       925 m east   7.0 grams per tonne gold over 17.0 metres (20.0-37.0 metres)

                                  3.31 grams per tonne gold over 6.0 metres (278.0-284.0 metres)

B09-33 North zone    921 m east   1.65 grams per tonne gold over 20.0 metres (317.0-337.0 metres)

B09-36 South zone   1259 m east   4.70 grams per tonne gold over 3.70 metres (188.30-192.0 metres)

B09-37 RW zone      1055 m east   5.10 grams per tonne gold over 6.70 metres (27.30-34.0 metres)

B09-38 South zone   1232 m east   6.87 grams per tonne gold over 5.70 metres (217.20-222.90 metres)

B09-39 RW zone      1014 m east   1.52 grams per tonne gold over 4.0 metres (90.0-94.0 metres)

B09-40 South zone   1195 m east   1.32 grams per tonne gold over 11.0 metres (451.0-462.0 metres)

                                  3.15 grams per tonne gold over 14.0 metres (537.0-551.0 metres)

B09-41 South zone   1026 m east   1.76 grams per tonne gold over 7.10 metres (167.0-185.50 metres)

                                  1.51 grams per tonne gold over 11.0 metres (198.0-209.0 metres)

B09-42 North zone    172 m east   1.35 grams per tonne gold over 9.0 metres (44.0-53.0 metres)

                                  1.0 grams per tonne gold over 16.0 metres (167.0-183.0 metres)

B09-43 North zone    172 m east   1.10 grams per tonne gold over 66.80 metres (55.20-122.0 metres)

                                  1.58 grams per tonne gold over 10.0 metres (227.0-237.0 metres)

B09-44 North zone    112 m east   2.05 grams per tonne gold over 45.0 metres (57.0-102.0 metres)

B09-45 North zone    112 m east   3.0 grams per tonne gold over 47.0 metres (68.0-115.0 metres)

B09-47 RW zone       967 m east   3.0 grams per tonne gold over 12.50 metres (178.0-190.50 metres)

B09-48 South zone    784 m east   3.13 grams per tonne gold over 11.0 metres (120.0-131.0 metres)

B09-49 RW zone       969 m east   1.54 grams per tonne gold over 55.0 metres (34.0-89.0 metres)

B09-50 North zone    977 m east   2.31 grams per tonne gold over 10.0 metres (505.0-515.0 metres)

B09-51 South zone   1497 m east   2.09 grams per tonne gold over 16.0 metres (46.0-62.0 metres)

                                  2.44 grams per tonne gold over 18.0 metres (137.0-155.0 metres)

B09-52 South zone    916 m east   1.51 grams per tonne gold over 13.0 metres (482.0-495.0 metres)

B09-53 South zone    857 m east   2.54 grams per tonne gold over 11.0 metres (241.0-252.0 metres)

                                  2.16 grams per tonne gold over 17.0 metres (362.0-379.0 metres)

                                  1.85 grams per tonne gold over 13.0 metres (386.0-399.0 metres)

B09-54 North zone    133 m east   2.26 grams per tonne gold over 6.0 metres (97.0-107.0 metres)

B09-55 North zone     83 m east   2.96 grams per tonne gold over 11.40 metres (95.0-106.40 metres)

B09-56 North zone     74 m east   1.61 grams per tonne gold over 10.0 metres (95.0-124.0 metres)

B09-57 North zone     74 m east   1.04 grams per tonne gold over 13.0 metres (72.0-85.0 metres)

B09-59 North zone     24 m east   1.63 grams per tonne gold over 5.0 metres (117.0-122.0 metres)

B09-60 North zone     24 m east   1.76 grams per tonne gold over 11.0 metres (77.0-88.0 metres)

B09-64 North zone     90 m east   1.10 grams per tonne gold over 66.80 metres (55.20-122.0 metres)

B09-65 North zone     38 m east   3.19 grams per tonne gold over 9.0 metres (45.45-54.45 metres)

B09-66 RW zone       928 m east   2.13 grams per tonne gold over 30.0 metres (19.50-49.50 metres)

B09-67 RW zone      1049 m east   1.0 gram per tonne gold over 37.50 metres (27.30-64.80 metres)

Donchester

D09-01 North zone   1832 m east   1.0 gram per tonne gold over 277.10 metres (156.0-433.10 metres)

D09-02 North zone   2129 m east   3.93 grams per tonne gold over 4.0 metres (301.0-305.0 metres)

D09-03 North zone   2129 m east   4.19 grams per tonne gold over 4.70 metres (287.60-292.30 metres)

D09-04 North zone   2251 m east   3.74 grams per tonne gold over 14.0 metres (105.0-119.0 metres)

D09-05 North zone   1729 m east   3.81 grams per tonne gold over 6.0 metres (209.0-214.0 metres)

                                  2.66 grams per tonne gold over 4.0 metres (250.0-254.0 metres)

D09-06 North zone   1729 m east   1.49 g/ Au over 3.50 metres (347.0-350.50 metres)

D09-07 North zone   2256 m east   2.44 grams per tonne gold over 7.30 metres (544.0-551.30 metres)

D09-08 North zone   1310 m east   1.14 grams per tonne gold over 28.0 metres (409.0-437.0 metres)

D09-14 North zone   1965 m east   1.14 grams per tonne gold over 36.10 metres (60.0-96.10 metres)

D09-15 North zone   1832 m east   2.32 grams per tonne gold over 23.0 metres (100.0-123.0 metres)

D09-17 North zone   1787 m east   1.10 grams per tonne gold over 10.0 metres (23.0-33.0 metres)

                                  1.36 grams per tonne gold over 13.0 metres (101.0-114.0 metres)

D09-18 North zone   1738 m east   2.05 grams per tonne gold over 26.0 metres (62.0-88.0 metres)

D09-21 South zone    752 m east   5.42 grams per tonne gold over 3.0 metres (376.0-379.0 metres)

D09-22 South zone   1760 m east   3.56 grams per tonne gold over 4.0 metres (255.0-260.0 metres)

D09-24 South zone   1897 m east   1.09 grams per tonne gold over 11.50 metres (119.40-130.90 metres)

                                  3.29 grams per tonne gold over 6.0 metres (150.0-156.0 metres)

                                  2.64 grams per tonne gold over 7.0 metres (264.0-271.0 metres)

D09-26 South zone   2284 m east   1.79 grams per tonne gold over 9.0 metres (100.50-109.50 metres)

D09-30 South zone   2446 m east   6.02 grams per tonne gold over 4.45 metres (168.90-173.35 metres)

D09-31 South zone   2496 m east   2.98 grams per tonne gold over 5.60 metres (144.0-149.60 metres)

D09-34 South zone   2548 m east   4.21 grams per tonne gold over 3.0 metres (371.75-374.75 metres)

D09-36 North zone   2201 m east   3.54 grams per tonne gold over 17.20 metres (92.0-109.20 metres)

D09-38 North zone   2279 m east   1.80 grams per tonne gold over 56.0 metres (275.0-331.0 metres)

D09-40 North zone   2324 m east   1.71 grams per tonne gold over 31.30 metres (298.60-329.30 metres)

Duquesne

DQ09-09 Nip zone       0 m east   5.31 grams per tonne gold over 17.0 metres (304.0-321.0 metres)

DQ09-10 Nip zone     300 m east   3.86 grams per tonne gold over 6.0 metres (17.0-23.0 metres)

DQ09-13 Nip zone     150 m east   2.17 grams per tonne gold over 11.0 metres (42.0-53.0 metres)

The true widths are approximately 75 per cent core width on average.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101, and reviewed by Fred Archibald, who is deemed to be a qualified person under National Instrument 43-101 guidelines.

We seek Safe Harbor.